Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

February 15, 2023

Via EDGAR CORRESPONDENCE

Sonny Oh

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AB Active ETFs, Inc.
- AB High Yield ETF
Post-Effective Amendment No. 2
File Nos. 333-264818 and 811-23799

Dear Mr. Oh:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to the above-referenced post-effective amendment to the registration statement filed on December 22, 2022 (the “Post-Effective Amendment”), on Form N-1A for AB High Yield ETF (the “Fund”), a series of AB Active ETFs, Inc. (“Registrant”). You provided the Staff’s comments to Alexandra K. Alberstadt and me by telephone on February 6, 2023.

The Staff’s comments and our responses thereto on behalf of Registrant and the Fund are set forth below. The changes to the prospectus (“Prospectus”) and statement of additional information (“SAI”) of the Fund referenced in the responses below will be reflected in a Rule 485(b) filing.

General

Comment 1:	Please provide the exchange and ticker symbols on the cover page of the Prospectus and SAI.

Response:	Registrant will include the exchange and ticker symbols on the cover page of the Prospectus used in connection with the offering of shares of the Fund.

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Prospectus

Annual Fund Operating Expenses

Comment 2:	Please complete all information that is currently bracketed or missing in advance of the effective date of the filing of the Post-Effective Amendment.

Response:	Registrant will file pursuant to Rule 485(b) of the Securities Act of 1933 an amendment to its registration statement with respect to the Fund that contains a completed Prospectus and SAI (prior to the referenced effective date).

Comment 3:	With respect to the Annual Fund Operating Expenses table, please include a completed Fee Table and Examples in the response letter. Depending on that disclosure, the Staff may have additional comments.

Response:	The completed Fee Table and Examples are set forth below:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	.40%	(a)
Distribution and/or Service (12b-1) Fees	None
Other Expenses(b)	None
Total Annual Fund Operating Expenses	.40%

(a)	The Fund’s investment advisory agreement provides that AllianceBernstein L.P. (the “Adviser”) will pay substantially all expenses of the Fund (including expenses of AB Active ETFs, Inc. relating to the Fund), except for the advisory fees, payments under the Fund’s 12b-1 plan (if any), interest expenses, taxes, acquired fund fees and expenses (other than fees and expenses for funds advised by the Adviser and/or its affiliates), and litigation and extraordinary expenses not incurred in the ordinary course of the Fund’s business. Additionally, the Fund shall be responsible for its non-operating expenses, including brokerage commissions.

(b)	Total “Other Expenses” are based on estimated amounts for the current fiscal year.

Examples

The Examples are intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Examples assume that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Examples also assume that your investment has a 5% return each year and that the Fund’s operating expenses stay the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

After 1 Year	$41
After 3 Years	$128
After 5 Years	$224
After 10 Years	$505

Comment 4:	Please delete footnote (a) to the Annual Fund Operating Expenses table. To the extent the footnote describes a contractual fee waiver that is not reflected in the fee table, it should be deleted. The information in the footnote would be more appropriately disclosed in the information about the advisory agreement included in the Management of the Fund section of the Prospectus.

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Response:	The footnote disclosure describes the structure of the Fund’s advisory fee and does not reflect a contractual fee waiver. Registrant believes that the footnote will facilitate investor understanding of the unitary fee structure of the Fund and is consistent with similar disclosures set forth in the Fee Tables of the prospectuses for other AB ETFs. Accordingly, Registrant respectfully declines to revise the Prospectus in response to this comment.

Principal Strategies

Comment 5:	Please confirm whether Registrant intended to include the italicized language “…80% of its net assets, including borrowings for investment purposes” in the Principal Strategies section.

Response:	Registrant confirms that it did not intend to include the italicized language. As required by Rule 35d-1 under the Investment Company Act of 1940, Registrant confirms that borrowings for investment purposes will be included for purposes of calculating the Fund’s compliance with the 80% test. Registrant, however, does not believe that the technical definition of “assets” used in Rule 35d-1, which includes “borrowings for investments purposes,” needs, or is required, to be disclosed in the Fund’s 80% investment policy. Registrant respectfully declines to revise the Prospectus in response to this comment.

Comment 6:	The Staff notes that derivatives appear to be included in the Fund’s 80% policy. Please supplementally explain to the Staff how derivatives are valued for such purposes. The Staff would expect the valuation to be based on marked-to-market values.

Response:	The Fund would normally use the marked-to-market value of a derivative for purposes of the 80% investment policy, although the notional amount of a derivative may be used in certain circumstances where it would be more appropriate to do so.

Comment 7:	Disclosure in the Principal Strategies section states, “The Fund may also invest in equity securities.” Please provide corresponding principal risk disclosure.

Response:	Registrant will revise the Market Risk disclosure in the Principal Risks section in response to this comment. Registrant notes that the Additional Information About the Fund’s Strategies, Risks and Investments section also contains risk disclosures addressing market risk and investing in equity securities.

Comment 8:	Disclosure in the Principal Strategies section states, “The Fund may invest in fixed-income securities with a range of maturities from short- to long-term.” The Staff notes that the Principal Risks section includes risks associated with both interest
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rates and duration. Please clarify whether “from short- to long-term” refers to duration and/or maturity.

Response:	As the disclosure indicates, the Fund will invest in debt securities with a wide range of maturities. As a fund that invests primarily in fixed-income securities, the Fund is subject to duration risk and interest rate risk. The Fund has not adopted a policy establishing a specific duration target. Registrant believes that the referenced disclosures adequately describe the Fund’s investment strategies and respectfully declines to revise the Prospectus in response to this comment.

Comment 9:	Disclosure in the Principal Strategies section states, “In selecting securities for purchase or sale by the Fund, the Adviser attempts to take advantage of inefficiencies that it believes exist in the global debt markets.” Please revise the phrase “to take advantage of inefficiencies” in plain English to better explain the Fund’s strategy.

Response:	Registrant has reviewed the referenced disclosure and believes that the disclosure is “clear, concise and understandable” and consistent with the plain English directive. Registrant respectfully declines to revise the referenced disclosure in response to this comment.

Comment 10:	Disclosure in the Principal Strategies section states, “The Adviser may or may not hedge any foreign currency exposure through the use of currency-related derivatives.” With respect to hedging, please provide corresponding principal risk disclosure.

Response:	Registrant believes that the Principal Risks section contains appropriate disclosures addressing the risks of hedging foreign currency exposure through the use of currency-related derivatives, including disclosures in the Principal Risks section regarding Currency Risk and Derivatives Risk. In addition, disclosure under Management Risk states that there is no guarantee that AllianceBernstein L.P.’s (the “Adviser”) techniques will produce the intended results. Registrant respectfully declines to revise the disclosures in response to this comment.

Comment 11:	Disclosure in the Principal Strategies section states, “The Fund expects to use derivatives, such as options, futures contracts, forwards and swaps, to a significant extent, subject to the limits of applicable law.” As described in the Letter to the Investment Company Institute from Barry Miller dated July 30, 2010 (the “ICI Letter”), derivatives risk disclosure needs to be tailored to the contemplated use of the derivatives by a portfolio and specific as to the portfolio’s intent. Please review the principal investment strategies and principal risks disclosure to ensure that disclosure is not too generic or standardized and describe the actual derivatives instruments and associated principal risks that the Fund intends to use to achieve its investment objective.

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Response:	The derivatives disclosures in the Principal Strategies section provide examples of the types of derivatives in which the Fund may from time to time invest. The disclosures indicate that the Fund may use credit default and interest rate swaps to gain exposure to the fixed-income markets or to particular fixed-income securities and may use currency-related derivatives. Registrant believes that these disclosures and the corresponding risk disclosures are sufficiently tailored and consistent with the guidance set forth in the ICI Letter.

Comment 12:	In line with the ICI Letter comment, please make sure the disclosure in the first sentence of the fifth paragraph in the Principal Strategies section covers all the types of derivatives in which the Fund may invest. Please also confirm that the examples listed accurately describe how the Adviser intends to use derivatives in implementing the Fund’s principal investment strategies.

Response:	Registrant confirms that the referenced disclosure covers all the types of derivatives in which the Fund may invest and accurately describes how the Adviser intends to use derivatives in implementing the Fund’s principal investment strategies.

Principal Risks

Comment 13:	The Principal Risks section includes “Illiquid Investments Risk.” Provide corresponding principal investment strategy disclosure that ties into illiquid investments risk.

Response:	Registrant has considered the comment and respectfully declines to modify disclosures in response to this comment. The referenced risk applies to certain of the instruments in which the Fund intends to invest and which are identified in the Principal Strategies section, including certain fixed-income securities and derivatives.

Bar Chart and Performance Information

Comment 14:	Supplementally identify the broad-based index that the Fund intends to use as a benchmark in the Bar Chart and Performance Information section.

Response:	The Fund intends to reflect the performance of the Bloomberg U.S. Corporate High Yield 2% Issuer Capped Index in the Bar Chart and Performance Information section.

Portfolio Managers

Comment 15:	The Portfolio Managers caption currently states, “The following table lists the persons responsible for day-to-day management of the Fund’s portfolio.” Please

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revise this to read “… lists the persons who are jointly and primarily responsible for day-to-day management of the Fund’s portfolio.”

Response:	Registrant has reviewed Instruction 2 to Item 5(b) of Form N-1A and determined that while Form N-1A requires information on each person jointly and primarily responsible for the day-to-day management of a fund, it does not require the phrasing specified in this comment. Registrant respectfully declines to revise the disclosure in response to this comment.

Additional Information About the Fund’s Strategies, Risks and Investments

Comment 16:	Revise the Item 9 disclosure under this section. The Staff notes that Form N-1A provides that the principal investment strategies required by Item 4 in the summary should be based on the information given in response to Item 9 and should be a summary of that information. If the Fund’s position is that it discloses everything about its principal investment strategies and principal risks in the summary, then the Fund has not provided a summary that follows the layered disclosure regime adopted by the SEC. Please refer to the IM Guidance Update No. 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure (“IM Guidance Update 2014-08”) regarding mutual fund enhanced disclosure. Please revise and provide the disclosure required by Item 9(b) and instructions thereto, including how the Adviser determines what securities to buy and when to sell.

Response:	Registrant has reviewed IM Guidance Update 2014-08. The Fund’s principal strategies and risks are identified in the Fund Summary. General Instruction C.3(a) to Form N-1A states that “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus.” This instruction permits the Fund to include and expand on information discussed in response to Item 4 and does not require that such information be identified again, as a principal strategy or risk. Registrant believes that it has identified the principal strategies and risks in the Item 4 disclosure and need not repeat such identification in Item 9.

Registrant further believes that the Prospectus adequately discloses how the Adviser determines which securities to buy and sell. The Prospectus discloses, “In selecting securities for purchase or sale by the Fund, the Adviser attempts to take advantage of inefficiencies that it believes exist in the global debt markets. These inefficiencies arise from investor behavior, market complexity, and the investment limitations to which investors are subject. The Adviser combines quantitative analysis with fundamental credit and economic research in seeking to exploit these inefficiencies.”

Comment 17:	The Prospectus states, “Below is additional information about the Fund’s investment strategies, practices and related risks, including principal and non-principal strategies and risks.” Break out the strategies and risks by principal and non-principal risks. Discuss the principal risks before the non-principal risks.

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Response:	Please see response to Comment 16. Registrant further notes that Item 9 of Form N-1A does not require that principal investment strategies be included in a particular order or location of the Prospectus. Registrant believes that the current order and location of this additional disclosure, which expands upon Registrant’s disclosures under Item 4, is appropriate. Registrant respectfully declines to revise the Prospectus in response to this comment.

ESG Integration

Comment 18:	In terms of ESG Integration, disclose, if accurate and applicable, that the Fund could invest in the securities of an issuer that rates poorly on certain ESG factors when the company rates favorably on certain other ESG factors.

Response:	The ESG considerations applied by the Adviser are not principal strategies of the Fund, and the disclosure under the ESG Integration heading does not imply that the Adviser’s ESG analysis is being prioritized above other non-ESG factors in the investment process. Registrant believes that the ESG disclosure is sufficient, given that the Adviser considers ESG factors as one of many factors in its investment decision-making process.

Preferred Stock

Comment 19:	The Staff notes that the Fund’s Principal Strategies section indicates that the Fund may invest in equity securities. Please confirm whether the Principal Strategies section or Principal Risks section should include disclosure about investments in preferred stock.

Response:	Although the Fund may invest in preferred stock from time to time, such investments are not expected to constitute a principal strategy of the Fund. Registrant respectfully declines to revise the Prospectus in response to this comment.

Special Risks of Exchange-Traded Shares

Comment 20:	The Staff notes the disclosure included under the heading Non-U.S. Markets and Foreign Securities. Please include similar disclosure as Item 4 disclosure.

Response:	Registrant will revise the Prospectus in response to this comment. The updated risk disclosure is included below.

•	ETF Share Price and Net Asset Value Risk: The Fund’s shares are listed for trading on the NYSE Arca, Inc. (the “Exchange”). Shares are bought and sold in the secondary market at market prices. The NAV per share of the Fund will fluctuate with changes in the market value of the Fund’s holdings. The Fund’s NAV is calculated once per day, at the end of the day. The market price of a share on the Exchange could be higher than the NAV (premium), or lower than the NAV (discount) and may fluctuate during the trading day. When
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all or a portion of the Fund’s underlying securities trade in a market that is closed when the market for the Fund’s shares is open, there may be differences between the current value of a security and the last quoted price for that security in the closed local market, which could lead to a deviation between the market value of the Fund’s shares and the Fund’s NAV. Disruptions in the creations and redemptions process or the existence of extreme market volatility could result in the Fund's shares trading above or below NAV. As the Fund may invest in securities traded on foreign exchanges, Fund shares may trade at a larger premium or discount to the Fund’s NAV than shares of other ETFs. In addition, in stressed market conditions, the market for Fund shares may become less liquid in response to deteriorating liquidity in the markets for the Fund’s underlying portfolio holdings.

SAI

Fundamental Investment Policies

Comment 21:	Under the fundamental investment policies on page 52, please provide additional disclosure following the list of fundamental investment policies to describe the applicable rules, regulations, guidance, etc. that apply to each of the investment policies so that a potential investor can understand how the policy is applied.

Response:	Registrant believes that the disclosure appropriately reflects the Fund’s fundamental and non-fundamental investment policies as approved by the Fund’s Board of Directors. Registrant respectfully declines to revise the SAI in response to this comment.

Non-Fundamental Investment Policies

Comment 22:	The bottom of page 53 states, “In such a case, the Adviser may reclassify the issuer into a different industry or group of industries for purposes of applying percentage limitations.” Please add “, and that reclassification will be documented” to the end of the sentence.

Response:	Although it expects to document such reclassifications, Registrant respectfully declines to revise the SAI in response to this comment.

Meeting Information

Comment 23:	The bottom of page 67 includes a missing value for the number of times the Independent Directors Committee met. Confirm all the meeting information as well as all other SAI and Part C information will be provided as of the most recent calendar or fiscal year as required by Form N-1A.

Response:	Registrant confirms that it will file a completed SAI and Part C, consistent with the requirements of Form N-1A.

Part C

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Comment 24:	Confirm all exhibits and any other documents incorporated by reference have been properly hyperlinked. Include any exhibits “filed herewith” and make sure to include any exhibits that were “to be filed by amendment.”

Response:	Registrant confirms that it will include all necessary exhibits in the Part C and will be properly hyperlinked.

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As indicated on our call on February 6, 2023, prior to commencing operations, the Fund is expected to acquire the assets and liabilities of AB High Yield Portfolio (the “Predecessor Fund”), a series of AB Bond Fund, Inc. The Fund expects to adopt the accounting and performance history of the Predecessor Fund. Attached hereto are sections of the Fund’s Prospectus that have been revised as a result of the anticipated acquisition.

If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833 or Alexandra K. Alberstadt at (212) 574-1217.

Sincerely,

/s/ Lauren A. Clise
Lauren A. Clise

cc:	Nancy E. Hay, Esq.
Stephen J. Laffey, Esq.
Paul M. Miller, Esq.
Alexandra K. Alberstadt, Esq.
Lancelot A. King, Esq.

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